United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Salesforce, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Salesforce, Inc.

RE: The case for voting FOR Shareholder Proposal 6 on the 2023 Proxy Ballot (“Stockholder Proposal Regarding an Independent Chair of the Board”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal 6 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow the end of the report.

National Legal and Policy Center (“NLPC”) urges its fellow shareholders to vote FOR Proposal 6 on the 2023 proxy ballot of Salesforce, Inc. (“Salesforce” or the “Company”). The Resolved clause states:

Shareholders request the Board of Directors adopt as policy, and amend the governing documents as necessary, to require hereafter that that two separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board: The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer. Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board may select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board seeks an Independent Chairman of the Board.

The Chairman shall not be a former CEO of the company.

Selection of the Chairman of the Board shall be consistent with applicable law and existing contracts.

Summary

As has been long recognized under the American form of government, separation of powers and checks and balances are healthy principles. When it comes to leadership of public corporations, which are owned by a broad ideological and economic spectrum of shareholders, those practices also enhance accountability and self-examination. While not perfectly analogous to a representative republic form of democracy, the separation of responsibilities between a chief executive officer and a chair of the board enables each to focus on critical matters that fall under their respective purviews.

At the same time, one person occupying both the Chair and CEO roles infuses that leader with an inordinate amount of insufficiently checked power. As we cite from the Council of Institutional Investors in our proposal’s supporting statement:

A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.

As the legendary late ITT Corporation CEO Harold Geneen wrote in his 1984 book Managing:1

If the board of directors is really there to represent the interests of the stockholders, what is the chief executive doing on the board? Doesn’t he have a conflict of interest? He’s the professional manager. He cannot represent the shareholders and impartially sit in judgment of himself.

And as two business law professors argued in the Harvard Business Review, “letting the CEO chair the board can compromise board discussion quality, weakening the corporation’s risk management ability.”2

1 Geneen, Harold. Managing, Doubleday, January 1, 1984.

2 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

The HBR co-authors, Joseph Mandato of Stanford University and William Devine of Menlo College, cite as examples “debacles” from recent years at Boeing, WeWork and Facebook (now Meta), in which they argue that a board of directors might be less willing to challenge a Chair and CEO, if both are the same person.

“A CEO feedback session whose import is underscored by having the CEO’s organizational equal—i.e., the board chair—conduct it is not possible, of course, when the board chair is the CEO,” the co-authors wrote. “This makes it harder to check a top exec steering the corporation astray.”

While Salesforce believes that combining the roles of CEO and Board Chair “is the best structure to drive long-term stockholder value,” we argue the opposite is true.3

Salesforce’s Response to Our Proposal

Salesforce claims the CEO and Board Chair roles should continue to be consolidated based on the following rationale:

-	The need for “flexibility” in the Board structure
-	Existing “active” and “independent” oversight within the Board structure
-	To serve the interests of shareholders over time
-	Adherence to industry standards

The need for “flexibility” in Board structure

In its proxy statement of opposition, the Company board of directors cite the need for “flexibility” in their ability to design a leadership structure, characterizing our proposal as “rigid” and “prescriptive.”4

To that we plead: “Guilty as charged.” Flexibility should be viewed as a bug, not a feature.

Looking at the United States government example, is our constitutional form of government too rigid and prescriptive? Or should elected (or even appointed) leaders have elastic rules to play by – like Salesforce’s – so the preferences of a few powerful elites can be accommodated, dependent on shifting priorities like personal relationships, politics, peer acceptance, Twitter favorability, and other irrelevant subjectivisms beyond fiduciary duties? Despite the perceived benefits of having “efficient and effective decision making” and “one unified (corporate) voice,”

3 Salesforce, Inc. 2023 proxy statements,” Salesforce, Inc., April 27, 2023. See https://investor.salesforce.com/financials/default.aspx.

4 Salesforce, Inc. 2023 proxy statements,” Salesforce, Inc., April 27, 2023. See https://investor.salesforce.com/financials/default.aspx.

combining the roles of CEO and Chair leads to further concentration of power and influence within the entity.5

Speaking of that, Salesforce’s corporate governance policies say that combining the roles of Board Chair and CEO should be determined by the Board “according to its view of what is best for the Company at any given time.”6 Returning to our U.S. government example, would national oversight by our elected leaders be better served if, say, Congress decided it would be best if the roles of Speaker of the House and the President of the United States were held by the same person – but at another random given time, decided it was not the best practice? Such determinations are more subject to flawed, personal human opinions than to what’s best for the Company. Shareholders depend on consistency in knowing the rules that leadership plays by, and the existing “flexibility” of the Company’s Board policies inhibit that.

Existing “active” and “independent” oversight within the Board structure

Salesforce, in reference to combining the roles of CEO and Chair, claims that “stockholders continue to be best served during the current challenging business environment by this leadership structure.”7 The Company contends that shareholder interests are protected because of the Board’s independence, while failing to create a Board that is actually independent. Salesforce’s 2023 Proxy states the “Board regularly reviews the Company’s leadership structure,” with the Board also self-evaluating its own effectiveness.8 9 We find this to be illogical and a testament to the unacceptable corporate governance practices of the company.

The Board also argues – like every other company with a similar governance structure – that separation of the Chair and CEO roles is not necessary, because the Company has a Lead Independent Director with “significant” and “meaningful” responsibilities.10 The responsibilities of the role include:

-Calling meetings

-Reviewing and approving Board meeting agendas and materials

-Chairing board meetings when the Chair/CEO is too busy managing the Company

-Acting as a liaison between the Chair and the independent directors, as well as among committee chairs

-Being available for consultation meetings and communication with major stockholders

In reality, the Lead Independent Director sounds more like an executive assistant than a position with “engaged and robust oversight of management and strategy.”11 We also question the Lead

5 Ibid.

6 Ibid.

7 Ibid.

8 Ibid.

9  “Salesforce, Inc. corporate governance guidelines,” Salesforce, Inc., September 15, 2022. See https://s23.q4cdn.com/574569502/files/doc_governance/2022/09/Corporate-Governance-Guidelines.pdf.

10 Salesforce, Inc. 2023 proxy statements,” Salesforce, Inc., April 27, 2023. See https://investor.salesforce.com/financials/default.aspx.

11 Ibid.

Independent Director’s “commitment… to provide independent oversight,” considering she holds positions on the boards of Alphabet, Inc., Honeywell International, Inc., and Vertiv Holdings Co., all in addition to her role with Salesforce.12

Salesforce has stated that the Board of Directors should “consist of a substantial majority of independent directors.”13 Having the CEO act as Board Chair is an obvious exception that decreases the independence and objectivity of the entire Board and should be remedied so that all Board members are independent.

To serve the interests of shareholders over time

Salesforce claims that separating the positions of Board Chair and CEO “is neither necessary nor in the best interests of our stockholders.”14 The Company also claims that giving the Board ample flexibility will increase its ability to “determine the structure that will best serve the interests of Salesforce and its stockholders at any given time,” while citing Salesforce’s recent financial performance to support its argument to keep the roles consolidated.15 This, however, contradicts the beliefs of many financial experts and controverts common industry practices.

The CFA Institute rejects Salesforce’s policies and states that “Good corporate governance not only protects the interests of investors and improves their trust in capital markets, but also acts as a key driver of investment performance.”16 The CFA Institute insists that “Board independence is a key cornerstone of corporate governance” and that “the same person should not perform the roles of Chair and CEO and that the chair should be an independent director.”17 Separating the these roles is good corporate governance.

Adherence to industry standards

By combining the roles of CEO and Chair, Salesforce claims to be consistent with industry standards, though separating these roles is increasingly practiced within the industry. While only 36 percent of the boards for S&P 500 companies have an independent chair, the Spencer Stuart Board Index found that 51 percent of S&P 500 companies had separate CEOs and Board Chairs in 2017 versus 59 percent in 2022 (see chart next page).18 The growing separation of the CEO and Chair positions within publicly traded companies signifies the changing sentiment towards Chair independence.

12 “Salesforce leadership: Robin L. Washington,” Salesforce, Inc., accessed May 16, 2023. See https://www.salesforce.com/company/leadership/bios/bio-washington/.

13 Ibid.

14 Salesforce, Inc. 2023 proxy statements,” Salesforce, Inc., April 27, 2023. See https://investor.salesforce.com/financials/default.aspx.

15 Ibid.

16 “CFA Institute pushes for more independence and diversity on company boards,” CFA Institute, September 14, 2021. See https://www.cfainstitute.org/en/about/press-releases/2021/independent-directors-in-Asia-Pacific.

17 Ibid.

18 “2022 U.S. Spencer Stuart Board Index,” Spencer Stuart, October 2022. See https://www.spencerstuart.com/-/media/2022/october/ssbi2022/2022_us_spencerstuart_board_index_final.pdf.

The dangers of too much concentrated power

When it comes to leadership structure, the concentration of power in a one-person Chair/CEO redounds little, if any, innate benefit to a Company and its shareholders, that a separated Chair and CEO structure could not also accomplish. On the other hand, Chair and CEO responsibilities are more likely to dilute the effectiveness and fulfillment of each role, if both are held by one person.

In the Boeing example cited by Mandato and Devine, the co-authors cite former Chair/CEO Dennis Muilenburg’s three-year tenure, during which the company successfully lobbied to ease government oversight of new airplane designs.19 A subsequent series of events “is suspected to have led to two plane crashes and the tragic loss of 346 lives, the grounding of almost 500 planes worldwide, and company losses that will exceed $18 billion” (as of March 2020).

The two professors noted that during Muilenburg’s reign, he sought to remake the company as a “global industrial champion,” who debated openly with SpaceX founder/CEO Elon Musk over whose rocket would carry the first person to Mars. Meanwhile, he allegedly fostered an employee culture that disrespected and mocked regulators, among whom the twice-crashed 737 MAX was referred to as “a joke.”

“Boeing might have benefitted from a board chair initiating a closed executive session that considered Muilenburg’s fixation on global and interplanetary aspirations,” Mandato and Devine wrote. “Perhaps those aspirations could have been identified as what they turned out to be: signals that the corporation’s priorities had veered dangerously out of alignment.”

19 Jolly, Jasper. “Boeing 737 Max disaster casts long shadow as planemaker tries to rebuild fortunes,” The Guardian, June 25, 2022. See https://www.theguardian.com/business/2022/jun/25/max-disaster-casts-long-shadow-as-boeing-tries-to-rebuild-its-fortunes.

Even now Boeing is trying to recover from the disastrous 737 MAX “cascade of errors, shortcuts and management failures”[20] that marked the Muilenburg era – but is still losing ground to rival Airbus.[21]

In the present case with Salesforce, the Board argues in its opposition to our proposal that the arrangement with the present Chairman/CEO Marc Benioff has allowed him to “provide the

Board with focused leadership, particularly in discussions about the Company’s strategy, business plans and related risks.”[22] This introduces the risk that Mr. Benioff finds certain issues pressing that are not aligned with the issues that shareholders find important.

Questioning Mr. Benioff’s Leadership as Chairman and CEO

“Woke” business activities

-Salesforce has been accused of “censoring disfavored customers’ political speech” by preventing the use of email services to specific customers.23 Salesforce reportedly halted access to several email addresses of the Trump campaign and the Republican National Committee in order to “prevent… use of our services in any way that could lead to violence.”24 These were “politically motivated steps to censor, penalize (and) de-platform disfavored speakers” with the goal of generating negative press.25 Salesforce has also banned conservative voices from using Slack, such as the Federation of American Immigration Reform,26 as well as Chaya Raichik, who created and runs the Twitter page Libs of TikTok, which “reposts left-wing content and has reported on sexually inappropriate things taught to children in schools.” In response, Slack simply stated that Raichik violated its “Acceptable Use Policy.”27 These restrictions controvert an earlier

20 Cohn, Scott. “One year after the 737 Max’s return, Boeing is still trying to get back on course,” CNBC, Jan. 24, 2022. See https://www.cnbc.com/2022/01/24/the-737-max-may-be-back-but-boeing-is-still-trying-to-get-back-on-course.html.

21 Jolly, Jasper. “Boeing 737 Max disaster casts long shadow as planemaker tries to rebuild fortunes, The Guardian, June 25, 2022. See https://www.theguardian.com/business/2022/jun/25/max-disaster-casts-long-shadow-as-boeing-tries-to-rebuild-its-fortunes.

22 Salesforce, Inc. 2023 proxy statements,” Salesforce, Inc., April 27, 2023. See https://investor.salesforce.com/financials/default.aspx.

23 Frericks, Anson. “Our letter to Salesforce,” Strive, February 27, 2023. See https://strive.com/our-letter-to-salesforce/.

24 Bernstein, Brittany. “Salesforce ‘takes action’ to keep Trump campaign emails from inciting violence,” National Review, January 14, 2021. See https://www.nationalreview.com/news/salesforce-takes-action-to-keep-trump-campaign-emails-from-inciting-violence/.

25 Frericks, Anson. “Our letter to Salesforce,” Strive, February 27, 2023. See https://strive.com/our-letter-to-salesforce/.

26 Simonson, Joseph. “Unfair: Woke tech company Slack bans conservative group from platform,” Washington Free Beacon, June 16, 2022. See https://freebeacon.com/culture/unfair-woke-tech-company-slack-bans-conservative-group-from-platform/.

27 Jung, Bryan. “Slack bans conservative ‘Libs of TikTok,’ reports Daily Caller,” The Epoch Times, March 1, 2023. See https://www.theepochtimes.com/slack-bans-conservative-libs-of-tiktok-reports-daily-caller_5089844.html.

comment by Mr. Benioff when he said, “we are not going to litigate which organizations are allowed to be a customer of Salesforce,” with Mr. Benioff’s then co-CEO Mr. Taylor saying that “deciding which customers are allowed to use our platform… would violate our principles and violate our principles of trust.”28 Such restriction of speech against disfavored customers could result in backlash, lawsuits, or even boycotts of Salesforce.

-Mr. Benioff has repeatedly threatened to remove Salesforce’s presence from several U.S. states over pieces of legislation. In 2015, Mr. Benioff threatened to pull Salesforce from Indiana over the Religious Freedom Restoration Act, which “protect[ed] businesses who use religious grounds as a defense in certain litigious circumstances. The bill enable[d] entities to cite their religion when they could be sued in situations.”29 Then, a week after an abortion ban went into effect in Indiana on September 15, 2022, Mr. Benioff threatened to pull Salesforce out of any state that restricted abortions.30 Mr. Benioff said that he is dealing with “crazy presidents, crazy governors and crazy mayors all over the world in every country, every city and every state” and accused such politicians of “discriminating against (Salesforce) employees” by not supporting “equality and dignity.”31 How is insulting elected officials beneficial for shareholders?

-Salesforce has committed to various race and sex-based hiring quotas, despite laws that prohibit them from hiring based on race or gender. The Company released an annual equality report in 2019, in which they described their desire to double the U.S. representation of black leaders,32 “have 50% of our U.S. workforce made up of underrepresented groups by 2023,”33 and “increase ‘women-identifying and non-binary employees’ to 40% by 2026.”34 These goals are in place despite the fact that “Title VII bars hiring or promoting based on race or gender, even to rectify societal harms.”35 Implementing such goals, which seek to “systematically reduce the proportion of jobs held by whites and Asians,” have not only resulted in lawsuits at other technology giants, such as Google and Starbucks, but can lead to further divisions within Salesforce’s workplace and customer base.36

28 Roach, Sarah. “Salesforce to employees: We’re not going to stop working with the NRA,” Protocol, June 9, 2022. See https://www.protocol.com/bulletins/salesforce-nra-policy.

29 Rondeau, Olivia. “Salesforce CEO Marc Benioff threatens to pull company from Indiana over abortion restrictions,” The Post Millennial, September 25, 2022. See https://thepostmillennial.com/salesforce-ceo-marc-benioff-threatens-to-pull-company-from-indiana-over-abortion-restrictions.

30 Ibid.

31 Ibid.

32 Frericks, Anson. “Our letter to Salesforce,” Strive, February 27, 2023. See https://strive.com/our-letter-to-salesforce/.

33 Prophet, Tony. “Our path to equality: the Salesforce annual update,” Salesforce: The 360 Blog, November 13, 2019. See https://www.salesforce.com/blog/equality-annual-update/.

34 Frericks, Anson. “Our letter to Salesforce,” Strive, February 27, 2023. See https://strive.com/our-letter-to-salesforce/.

35 Ibid.

36 Ibid.

-

Mr. Benioff has voiced his support for the Black Lives Matter movement, specifically by saying that he had “respect” for people leading the movement.[37] His support comes despite allegations that BLM has “intimidated the leaders of some of America’s largest corporations into paying fealty to its harmful and deceptive narrative.”[38] The calls by BLM to defund the police “directly contributed to the spike (in murders of African Americans during 2020)”[39] and led to an “uprising that destroyed many of our cities’ downtowns.”[40] [41] A key leader of the Black Lives Matter Global Network Foundation, Patrisse Cullors, has described herself as a “trained Marxist,”[42] and has been credibly accused of financial misappropriation of funds, using corporate donations to purchase mansions in wealthy neighborhoods and channeling money to family members.[43]

-In 2021 the Company signed an open letter that called on companies to oppose laws that suppress voting rights, including the Georgia Election Integrity Act, which is now a law that ensures improved election accountability. The Company said that the bill is “inconsistent with our nonpartisan principles on voting rights.”44 Many leaders called the law “unacceptable” and “a step backwards,” while the President of the United States likened the law to “Jim Crow in the 21st century.”45 The results of the Election Integrity Act was seen in the 2022 elections, with it being the “most successful election in history,” as early voting tripled relative to 2018, and it became “easier for citizens to vote

37 Janjuha-Jivraj, Shaheena. “Winning with purpose – Salesforce getting beyond words,” Forbes, October 31, 2020. See https://www.forbes.com/sites/shaheenajanjuhajivrajeurope/2020/10/31/performance-with-purpose--Salesforce-getting-beyond-words/?sh=90d327cd803b.

38 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

39 Ibid.

40 Ibid.

41 “Shareholder proposal highlights Coca-Cola CEO’s hypocrisy,” National Legal and Policy Center, April 26, 2022. See https://www.nlpc.org/corporate-integrity-project/shareholder-proposal-highlights-coca-cola-ceos-hypocrisy/.

42 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

43 Bellamy-Walker, Tat. “Black Lives Matter activists accuse executive of stealing $10 million in donor funds,” NBC News, September 7, 2022. See https://www.nbcnews.com/news/nbcblk/black-lives-matter-activists-accuse-executive-stealing-10-million-dono-rcna46481.

44 “Salesforce pushes for voting rights, police reform and criminal justice reform; donates $1.5m for voting access,” Salesforce, Inc., May 13, 2021. See https://www.salesforce.com/news/stories/salesforce-pushes-for-voting-rights-police-reform-and-criminal-justice-reform-donates-1-5m-for-voting-access/.

45 Mittelstadt, Natalia. “Iconic brands that slammed Georgia election law have eff on face amid state’s record voter turnout,” Just the News, November 16, 2022. See https://justthenews.com/politics-policy/elections/corporations-bet-against-georgia-election-integrity-law-and-lost-amid.

and harder to cheat.”46 47 Mr. Benioff’s unchecked judgment and reactionary approach to key business decisions led to the Company’s opposition to a law that benefited Georgia voters.

-

Mr. Benioff is an active participant and on the Board of Trustees of the World Economic Forum. This ongoing support and partnership with the WEF continues despite claims that the Forum “seems to exist to destroy national economies” and the head of the organization stating that they seek to “master the future.”[48] There is much that is troubling about the WEF. For example, WEF describes itself as an “international organization for public-private cooperation,” and that it was “founded on the stakeholder theory, which asserts that an organization is accountable to all parts of society.” This undermines shareholder primacy and national sovereignty.

-Salesforce has committed to having net zero carbon emissions, making the false claim that it plans to implement 100 percent renewable energy across its value chain, and growing 1 trillion trees by 2030, to align with the United Nations Sustainable Development Goals.49 Mr. Benioff went as far as to demand commitment from all companies attending the World Economic Forum.50

-Mr. Benioff believes that “capitalism, as we know it, is dead”, and instead prefers a new kind of “capitalism” that is “not the Milton Friedman capitalism, that’s just about making money.”51 Mr. Benioff believes that Salesforce should focus on “responsibly serving all stakeholders,” which include “shareholders, customers, employees, partners, the planet, and the communities in which we work and live to succeed.”52 This is in opposition to an

46 Brown, Spencer. “Coca-Cola gets trolled in Georgia for Lying about election integrity law,” Townhall, December 6, 2022. See https://townhall.com/tipsheet/spencerbrown/2022/12/05/coca-cola-gets-trolled-in-georgia-for-lying-about-election-integrity-law-n2616773.

47 “Myth v. fact: Georgia’s election integrity act,” Senate Republican Policy Committee, June 23, 2022. See https://www.rpc.senate.gov/policy-papers/myth-v-fact-georgias-election-integrity-act.

48 Carlson, Tucker. “Tucker Carlson: World Economic Forum exists to ‘destroy national economies,’” Fox News, January 18, 2023. See https://www.foxnews.com/opinion/tucker-carlson-world-economic-forum-exists-destroy-national-economies.

49 Howard, Jeffrey. “Salesforce advances UN sustainable development goals through accessibility, inclusion, and belonging,” InclusionHub, April 22, 2022. See https://www.inclusionhub.com/articles/salesforce-advances-un-sustainable-development-goals.

50 Hutchison, Harold. “’Do that right now’: Salesforce CEO demand commitment to ‘net zero’ emissions at Davos conference,” Daily Caller, January 18, 2023. See https://dailycaller.com/2023/01/18/mrac-benioff-salesforce-wef-davos/.

51 La Monica, Paul. “Marc Benioff says that capitalism, as we know it, is dead,” CNN Business, October 4, 2019. See https://www.cnn.com/2019/10/04/business/marc-benioff-capitalism-dead/index.html.

52 “FY23 stakeholder impact report,” Salesforce, Inc., accessed May 17, 2023. See https://stakeholderimpactreport.salesforce.com/.

article written by the former Chief Justice of the Delaware Supreme Court, which states that “directors must make stockholder welfare their sole end, and… other interests may be taken into consideration only as a means of promoting stockholder welfare.”53 As a Delaware-based corporation, Salesforce’s board of directors is required by fiduciary duty to hold the interest of shareholders above those of other stakeholders. By spending lavishly on ESG goals, diversity requirements, and other secondary non-business activities, Salesforce has been the target of significant activist investor pushback and has made itself financially and legally vulnerable to further legal or financial consequences.

Succession Planning

Mr. Benioff has been the common thread of failure in several succession attempts. In the summer of 2018, Keith Block was promoted to co-CEO, with the intention of taking Mr. Benioff’s role as CEO of the Company.[54] However, Mr. Block’s “authority was constantly being undermined,” as Mr. Benioff “had trouble letting go… ask(ing) several executives to continue to report to him rather than Block.”[55] Once Mr. Benioff appointed a new COO, Bret Taylor, without Mr. Block’s consultation,

Mr. Block chose to resign instead of taking over as CEO. Mr. Benioff “put Block in an impossible situation” and, as a result, Mr. Block decided to leave the Company in February of 2020.[56]

Salesforce tried to implement another succession plan by promoting Mr. Taylor to the role of co-CEO in November 2021.57 Despite Mr. Benioff’s speeches of how he sought to “empower” Mr. Taylor, Mr. Benioff still very much represented the face of the Company, and Mr. Taylor would resign shortly thereafter in late 2022 after a “showdown” between the two executives.58 Former executives at the Company said “Benioff didn’t want to relinquish control,” as evidenced by him continuing to conduct performance reviews of the Company’s executives, controlling meetings, and setting strategy.59 After a failed attempt by Mr. Taylor to become the sole CEO of Salesforce, he decided to resign. This was followed by the resignation of five other top

53 The dangers of denial: the needs for a clear-eyed understanding of the power and accountability structure established by the Delaware General Corporation Law,” University of Pennsylvania Law School, Institute for Law and Economics, March 20, 2015. See https://www.shareholderforum.com/access/Library/20150320_Strine.pdf.

54 Stewart, Ashley & Thomas, Ellen. “The inside story of how Salesforce went from gifting ultra-luxury cars to mass layoffs and a ‘showdown’ between co-CEOs,” Business Insider, April 28, 2023. See https://www.businessinsider.com/inside-18-difficult-months-at-salesforce-2023-4.

55 Ibid.

56 Ibid.

57 Ibid.

58 Ibid.

59 Ibid.

executives at the Company, including the CEOs of Slack and Tableau.60 Despite these malfunctions, Mr. Benioff has insisted the “co-CEO model was working.”61

As a larger-than-life personality at the helm of Salesforce as it rose from an idea to one of the largest software companies in the world, Mr. Benioff became the face of not only Salesforce, but the software industry as a whole. As a Harvard Business Review article states, “transitions from ‘iconic’ CEOs are often the riskiest.”62 Most succession failures are “self-imposed wounds,” despite “a successful outcome (being) largely within a company’s control.”63

The dilemma when transitioning out an iconic CEO is that “the longer an incumbent CEO’s tenure, the more challenging and riskier the transition.”64 Several key risks in succession planning are “deferring to the incumbent CEO too much… holding onto the iconic CEO too long… (and) being lulled into a false sense of security.”65 Mr. Benioff himself has said that he doesn’t know if he’ll be able to let go of Salesforce, with many close to him sharing similar doubts.66 With Mr. Benioff acting as both CEO and Board Chair, the Company relies heavily on Mr. Benioff’s leadership. By separating the roles of CEO and Board Chair, Salesforce can begin to reduce its dependence on Mr. Benioff, improving the likelihood of a favorable outcome in the Company’s next succession attempt.

Financial mismanagement

Mr. Benioff is known for his lavish spending, pursuit of high-profile acquisitions, and high-end vacations. He has pursued all at the expense of the Company. During August of 2021 Mr. Benioff used corporate funds to fly dozens of executives to Hawaii on an annual trip, greeted by Mr. Benioff handing out $10,000 Cartier watches.67 On other occasions, the Company would purchase six-figure cars for its executives.68 These were drops in the bucket compared to the Company’s acquisitions of MuleSoft, Tableau and Slack, costing Salesforce a combined $24.7 billion during periods when valuations were extremely high, not to mention that there has been little to no integration across products to create cross-selling synergies.69 It was believed by former Salesforce executives that these acquisitions were done to keep up with competitors, as

60 Ibid.

61 Stewart, Ashley & Thomas, Ellen. “Marc Benioff says he has a successor. A leaked Salesforce org chart identifies the likely candidates,” Business Insider, May 4, 2023. See https://www.businessinsider.com/leaked-salesforce-org-chart-identifies-likely-benioff-successors-2023-5.

62 Botelho, Hayden, & Wright. “Beware the transition from an iconic CEO,” Harvard Business Review, February 1, 2023. See https://hbr.org/2023/02/beware-the-transition-from-an-iconic-ceo.

63 Ibid.

64 Ibid.

65 Ibid.

66 Stewart, Ashley & Thomas, Ellen. “The inside story of how Salesforce went from gifting ultra-luxury cars to mass layoffs and a ‘showdown’ between co-CEOs,” Business Insider, April 28, 2023. See https://www.businessinsider.com/inside-18-difficult-months-at-salesforce-2023-4.

67 Stewart, Ashley & Thomas, Ellen. “The inside story of how Salesforce went from gifting ultra-luxury cars to mass layoffs and a ‘showdown’ between co-CEOs,” Business Insider, April 28, 2023. See https://www.businessinsider.com/inside-18-difficult-months-at-salesforce-2023-4.

68 Ibid.

69 Ibid.

Salesforce failed to develop new products internally or grow organically.70 The spending on extravagances and acquisitions is a key reason activists targeted the Company. Instead of spending millions on luxury items and billions on acquisitions, Mr. Benioff should have focused on expanding margins, developing new products, and managing the Company.

Conclusion

These examples have shown that the Company has made multiple missteps and poor decisions under Mr. Benioff’s leadership, that the Lead Independent Director has failed to provide “meaningful” oversight over the CEO, and that the Board has failed to mitigate or prevent Mr. Benioff’s pursuit of “woke” initiatives and suboptimal strategies. The company even went as far as sponsoring an event called “Woke Wednesday.”71

It appears that everyone stakeholder of Salesforce is a part of Mr. Benioff’s “Ohana” family culture, except for the Company’s shareholders, and the several thousand Company employees who were recently laid off. Mr. Benioff has clearly used investor resources to pursue his own agenda. A separate chair, with an outside perspective and clearly designated powers, has more implied authority to help avoid such misappropriation of Company resources and reduce risks from poor decisions.

For these reasons, we believe it is imperative that Salesforce permanently change its corporate governance policies to require an independent Board Chair at all times.

Therefore, we urge stockholders to vote FOR Shareholder Proposal 6 on Salesforce, Inc.’s 2023 Proxy, regarding an independent chair of the board policy.

Photo credits:

Page 3 – Salesforce Tower, waltarrrrr/Creative Commons

Page 7 – Marc Benioff, Fortune Global Forum/Creative Commons

Page 9 – Black Lives Matter riot in Minneapolis, Chad Davis/Creative Commons

Page 10 – Marc Benioff, World Economic Forum/Creative Commons

Page 11 – Bret Taylor, Cite Conference/Creative Commons

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70 Ibid.

71 Ali, Sahara. “A conversation with DeRay Mckesson on civil rights 2.0 during black history month,” Salesforce, Inc., February 3, 2021. See https://www.salesforce.com/news/stories/a-conversation-with-deray-mckesson-on-civil-rights-2-0-during-black-history-month/.

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For questions regarding Salesforce, Inc. – Proposal 6 – “Stockholder Proposal Regarding an Independent Chair of the Board,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.